USA Financial Securities Corporation

Financial Statements
Years Ended December 31, 2021 and 2020

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-52342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: USA Financial Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6020 E Fulton Street
(No. and Street)

Ada	MI	49301
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Bachert	(888) 407-8198	wbachert@usafinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Echelbarger, Himebaugh, Tamm & Co., P.C.
(Name – if individual, state last, first, and middle name)

2301 East Paris Avenue SE	Grand Rapids	MI	49546
(Address)	(City)	(State)	(Zip Code)

06/25/2009	3553
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, William Bachert, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of USA Financial Securities Corporation, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANGELA MV SCHULTZ
Notary Public, State of Michigan
County of Ottawa
My Commission Expires August 04, 2025
Acting in the County of Kent

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of USA Financial Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of USA Financial Securities Corporation as of December 31, 2021 and 2020, the related statements of income, changes in shareholders' equity, and changes in financial condition for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of USA Financial Securities Corporation as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of USA Financial Securities Corporation's management. Our responsibility is to express an opinion on USA Financial Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to USA Financial Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of USA Financial Securities Corporation's financial statements. The supplemental information is the responsibility of USA Financial Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Echelbarger, Himebaugh, Tamm & Co., PC

Echelbarger, Himebaugh, Tamm and Co.

We have served as USA Financial Securities Corporation's auditor since 2003.

Grand Rapids, MI

February 25, 2022

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

| | December 31, | |
ASSETS	2021	2020
Cash		
Operating	$ 1,553,253	$ 1,896,757
Fair Fund	249,456	-
Receivables:		
Commissions	3,484,641	2,879,936
Related parties	97,010	61,618
Representatives	19,213	19,734
Other	20,334	14,514
Firm Operating Accounts - Brokerage/Custody	140,770	291,389
Prepaid expenses	495,688	499,608
Office furniture and equipment, at cost, less accumulated depreciation of $166 and $1,983, respectively	-	166
Clearing deposit - Pershing	25,000	25,000
CRD accounts	8,371	15,183
Right of use asset	-	62,114
Available-for-sale securities	38,933	38,008
TOTAL ASSETS	$ 6,132,669	$ 5,804,027
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable:		
Representatives	$ 3,259,644	$ 2,976,855
Related party	42,682	23,316
Trade	62,337	31,634
Accrued expenses:		
Leased employees - related party	183,302	117,903
Other	260,091	98,682
Note payable	182,274	172,518
Operational accounts - Pershing	-	4,376
Lease liability	-	62,114
Total Liabilities	3,990,330	3,487,398
STOCKHOLDERS' EQUITY:		
Capital stock, no par value; shares authorized 60,000; issued and outstanding 12,000	200,000	200,000
Paid-in capital	485,000	485,000
Retained earnings	1,457,339	1,631,629
Accumulated other comprehensive income	-	-
Total Stockholders' Equity	2,142,339	2,316,629
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,132,669	$ 5,804,027

USA FINANCIAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

<u>**DECEMBER 31, 2021 AND 2020**</u>

1. ORGANIZATION AND NATURE OF BUSINESS

USA Financial Securities Corporation (Company) is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in business in Michigan and multiple other states as a securities broker-dealer, which comprises several classes of services, including agency transactions with occasional principal transactions. The Company is also a Registered Investment Advisor.

CASH AND CASH EQUIVALENTS

The statement of changes in financial condition is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. The Company held no cash equivalents at December 31, 2021 and 2020. Substantially all cash is on deposit with two financial institutions. At various times during the year, the Company's cash in bank balances exceeds the federally insured limits. At December 31, 2021 and 2020, respectively, the Company bank balance totaled $1,812,786 and $1,970,111 of which $1,323,638 and $1,268,057 was uninsured by the Federal Deposit Insurance Corporation (FDIC).

AVAILABLE-FOR-SALE-SECURITIES

Available-for-sale securities consisting of publicly and non-publicly traded Real Estate Investment Trusts (REITs) are carried at market value. Realized and unrealized gains and losses on available-for-sale securities are recognized in the statement of income as they occur. Cost of securities sold for the purpose of computing gains or losses is determined by the specific identification method.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in debt and equity securities that are classified as available-for-sale on a recurring basis.

FASB ASC 820-10 defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

AVAILABLE-FOR-SALE-SECURITIES (CONTINUED)

Level 2 – inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – inputs are unobservable inputs for the asset or liability.

ACCOUNTS RECEIVABLE

Accounts receivable includes securities fees/commissions and representative fee obligations due under normal trade terms.

Management reviews all representative accounts receivable periodically to determine if any amounts will be uncollectible. Based upon the credit risk of specific representatives, historical trends and other information; amounts that are determined to be potential credit losses are written off when determined uncollectible. Such losses have historically been within management's expectations.

REVENUE RECOGNITION

Revenues are recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred, and discretion in establishing the price.

SIGNIFICANT JUDGMENTS

Revenue from contracts with customers includes commission income and fees from advisors. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COMMISSION REVENUE

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The company is the principal for commission revenue, as it is responsible for the execution of the client's purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis. The following table presents the total commission revenue disaggregated by investment product category:

	Year ended December 31, 2021	Year ended December 31, 2020
Pershing brokerage	500,262	339,433
Insurance-based	14,093,263	13,723,357
Investment company	2,370,161	2,456,293
Alternative investments	25,712	7,930
Investment advisory	23,110,886	18,153,009
Total commission income	40,100,284	34,680,021

The Company generates three types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date, trailing commission revenue that is recognized over time as earned, and investment advisory commission revenue that is either asset-based or hourly/project fee based and recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue and the asset-based portion of investment advisory commission revenue are generally based on a percentage of the current market value of clients' investment holdings in eligible assets, and is recognized during the period during which services, such as on-going support, are performed. The hourly/project portion of the investment advisory commission revenue is a set dollar amount billed by the hour or as a total project fee and recognized during the period during which services are performed. As trailing commission revenue and asset-based commission revenue are based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following table presents the sales-based, trailing, and investment advisory commission revenues disaggregated by product category:

	Year ended December 31, 2021	Year ended December 31, 2020
Sales-based:		
Pershing brokerage	500,262	339,433
Insurance-based	6,652,882	6,549,553
Investment company	891,660	893,752
Alternative investments	25,712	7,930
Total sales-based	8,070,516	7,790,668
Trailing:		
Investment company	1,478,501	1,562,540
Insurance-based	7,440,381	7,173,804
Total trailing	8,918,882	8,736,344
Investment advisory:		
Asset-based	22,794,363	17,857,789
Hourly/project	316,523	295,220
Total investment advisory	23,110,886	18,153,009
Total commission income	40,100,284	34,680,021

Some Insurance-based revenue is based upon a revenue sharing agreement with USA Financial Insurance Corporation. See Note 8 for Related Party Transactions.

Other income is related to affiliation fees charged to advisors, marketing reimbursements, and brokerage fees paid by clients.

DISTRIBUTION FEES

The Company may enter into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors, and as such, this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

PREPAID FINRA LICENSING

The Company amortizes the cost of annual Financial Industry Regulatory Authority (FINRA) licensing over the period of benefit which was twelve months for 2021 and 2020.

PROPERTY AND EQUIPMENT

Depreciation for financial statement purposes is computed using the straight-line method, based on estimated useful lives of the assets which, in some instances, may be greater than the lives allowed for tax purposes. For income tax purposes, assets are depreciated using the straight-line method and the Modified Accelerated Cost Recovery System (MACRS). Depreciation expense totaled $166 and $1,983, respectively for the years ended December 31, 2021 and 2020.

SOFTWARE

Software is being amortized over three years using the straight-line method. All software costs were fully amortized as of December 31, 2021 and 2020.

ADVERTISING COSTS

Advertising costs are charged to expense as incurred. Advertising expense charged to operations totaled $280,838 and $271,658 for the years ended December 31, 2021 and 2020, respectively.

INCOME TAXES

No federal income taxes have been provided because the corporation operates as an S Corporation. Under this provision of the Internal Revenue Code, the shareholders include the Company's earnings (losses) on their individual tax returns. However, the Company is subject to various state taxes.

Income tax positions taken by the Company are recognized and measured under a more-likely-than-not success threshold. Management has evaluated the Company's various tax positions under this criteria for recognition, derecognition, and measurement in these financial statements.

The Company files income tax returns in U.S. federal and several state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal tax examinations for years before 2018 and state tax examinations for years before 2017.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company accrues interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the years ended December 31, 2021 and 2020, the Company accrued interest or penalties relating to unrecognized tax benefits in the amount of $0 for each year.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles issued by United States of America Financial Accounting Standards Board (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company is also subject to credit risk to the extent that the Company's clearing broker may be unable to fulfill its obligations either to return the Company's securities held as deposits or repay net commission owed.

The Company's policy is to monitor its market exposure and counterparty risk. The Company maintains insurance to mitigate their risk.

RELATED PARTIES

The Company is a wholly-owned subsidiary of USA Financial Corporation. The Company has transactions with USA Financial Corporation and its other subsidiaries: USA Financial Team Corporation, USA Financial Insurance Services Corporation, USA Financial Formulas Corporation, USA Financial Marketing Corporation, USA Financial Exchange Corporation, and USA Financial Protocol Corporation. In addition, the Company has transactions with another related party, USA Financial Equity, LLC. Please see Note 8 for additional related party information.

3. AVAILABLE-FOR-SALE SECURITIES

Marketable securities have been classified according to management's intent.   Available-for-sale securities at December 31, 2021 are summarized as follows:

	Cost	Estimated Market Value	Gross Unrealized Gains (Losses)
InvenTrust Properties Corp.	$ 6,196	$ 4,226	$ (1,970)
Xenia Hotels & Resorts, Inc.	4,554	3,495	(1,059)
American Finance Trust, Inc.	30,905	12,134	(18,771)
Healthcare Trust, Inc.	29,965	19,078	(10,887)
	$ 71,620	$ 38,933	$ (32,687)

Available-for-sale securities at December 31, 2020 are summarized as follows:

	Cost	Estimated Market Value	Gross Unrealized Gains (Losses)
InvenTrust Properties Corp.	$ 6,196	$ 4,477	$ (1,719)
Xenia Hotels & Resorts, Inc.	4,554	2,934	(1,620)
American Finance Trust, Inc.	30,905	9,874	(21,031)
Healthcare Trust, Inc.	29,965	20,723	(9,242)
	$ 71,620	$ 38,008	$ (33,612)

The Company's investments are measured using Level 2 inputs (third party secondary market report commonly used within the Company's industry).

4. DEPOSIT WITH CLEARING BROKER

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $25,000.

5. NOTE PAYABLE

The Company has an unsecured short term note payable to finance its errors and omissions insurance. The note requires monthly payments of $26,488 including interest at 5.15% and matures in August 2022. As of December 31, 2020, the note required monthly payments of $25,141 including interest at 6.00% and had a maturity date of August 2021. There were no covenants related to this note payable as of December 31, 2021 and 2020.

6. INCOME TAXES

The Company files as a Qualified Subchapter S Subsidiary of an S Corporation and records certain state tax expenses separate from its parent. Provision for income taxes consists of the following:

| | For years ended December 31, | |
	2021	2020
Other states	$ 33,541	$ 22,905

The tax rate applied is based on timing differences for expenses deductible for financial reporting purposes that are deductible for tax purposes on a different basis. The Company's effective income tax rate is lower than what would be expected because it is an S Corporation which does not pay federal corporate income taxes. Because the Company is an S Corporation, the Company is not subject to the Michigan Corporate Income Tax (CIT). The Company remained subject to other state income taxes in 2021.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the Company to maintain minimum net capital of not less than $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $1,136,895 which was $870,873 in excess of the required net capital of $266,022, and the Company's aggregate indebtedness to net capital ratio was 3.51 to 1. At December 31, 2020, the Company had net capital of $1,433,755 which was $1,201,262 in excess of the required net capital of $232,493, and the Company's aggregate indebtedness to net capital ratio was 2.43 to 1.

8. RELATED PARTY TRANSACTIONS

The Company reimburses USA Financial Insurance Services Corporation on a monthly basis for costs paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable is $0 and $0 at December 31, 2021 and 2020, respectively. Total expenses reimbursed for the year ended December 31, 2021 and 2020 were $38,395 and $138,413, respectively.

Additionally, the Company has a revenue sharing agreement with USA Financial Insurance Services Corporation. The revenue sharing agreement generated $544,164 and $444,450 of the Company's revenues for the years ended December 31, 2021 and 2020, respectively. The unpaid portion of this income included in accounts receivable is $62,469 and $27,967 at December 31, 2021 and 2020, respectively.

The Company reimburses USA Financial Corporation (Parent Company) on a monthly basis for costs paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable at year end is $33,099 and $622 for the year ended December 31, 2021 and 2020, respectively. Total expenses

8. RELATED PARTY TRANSACTIONS (CONTINUED)

reimbursed for the year ended December 31, 2021 and 2020 was $372,856 and $325,431, respectively. In addition to reimbursed expenses, the Company paid Parent Company $198,000 and $198,000 in management fees for the years ended December 31, 2021 and 2020, respectively.

The Company engages in business with USA Financial Formulas Corporation. The revenue generated from this business totaled $901,379 and $1,448,721 for the years ended December 31, 2021 and 2020, respectively. The unpaid portion of this income included in accounts receivables - commissions at year end is $67,331 and $85,986 at December 31, 2021 and 2020, respectively. Total fees expensed by the Company to USA Financial Formulas Corporation for account management was $86,625 and $159,156 for the years ended December 31, 2021 and 2020, respectively. The unpaid portion of these expenses included in accounts payable at December 31, 2021 and 2020 is $7,245 and $7,658, respectively.

The Company engages in business with USA Financial Exchange Corporation. The revenue generated from this business totaled $14,229,460 and $9,065,912 for the years ended December 31, 2021 and 2020, respectively. The unpaid portion of this income included in accounts receivables - commissions at year end is $1,346,367 and $961,191 at December 31, 2021 and 2020, respectively.

The Company receives advertising and marketing support services from USA Financial Marketing Corporation. A total of $36,000 and $36,000 was charged to expense under this agreement for the years ended December 31, 2021 and 2020, respectively. Additionally, the Company reimburses USA Financial Marketing Corporation on a monthly basis for costs paid on the Company's behalf. Total expenses reimbursed for the years ended December 31, 2021 and 2020 were $458,183 and $259,994 respectively. The unpaid portion of the support services and/or these expenses included in accounts payable is $5,025 and $353 at December 31, 2021 and 2020, respectively. Additionally, the Company receives reimbursement from USA Financial Marketing Corporation for certain representative fees and technology costs incurred by the Company. Total expense reimbursement totaled $406,330 and $400,813 for years ended December 31, 2021 and 2020, respectively. The total expense reimbursement in accounts receivable is $34,541 and $33,651 at December 31, 2021 and 2020, respectively.

The Company rents office space on a month-to-month basis from USA Financial Equity, LLC. A total of $181,425 and $172,200 was charged to expense under this agreement during the years ended December 31, 2021 and 2020, respectively.

The Company leases the majority of its employees from USA Financial Team Corporation. The payments made to this Company are for payroll related expenses, management fees, and a 401k plan for all eligible employees. Total payments made to this related party for the year ended December 31, 2021 and 2020 were $2,064,329 and $1,890,066, respectively. Accrued leased employee expense totaled $183,302 and $117,903 at December 31, 2021 and 2020, respectively. The unpaid portion of this other leased employee expenses included in accounts payable is $1,743 and $1,482 at December 31, 2021 and 2020, respectively.

8. RELATED PARTY TRANSACTIONS (CONTINUED)

USA Financial Protocol Corporation provides business consulting services on the Company's behalf. For the years ended December 31, 2021 and 2020, total expenses reimbursed were $0 and $2,750. None of these expenses were included in accounts payable at December 31, 2021 and 2020.

Several representatives of the Company are either owners of the Company or employees of USA Financial Team Corporation. These related representatives generated $107,154 and $115,924 in revenue during the years ended December 31, 2021 and 2020, respectively. Of this revenue, the amount uncollected and included in commissions receivable totaled $8,335 and $6,236 at December 31, 2021 and 2020, respectively. A portion of the revenue generated was paid to these representatives and expensed as commission expense.

Commission expense paid to related parties is summarized as follows:

	For years ended December 31,	
	2021	2020
Related representative commission expense	$ 89,384	$ 100,768

Of the total charged to commission expense, there was $6,558 and $4,873 due to these representatives at December 31, 2021 and 2020, respectively.

9. OPERATING LEASES

The Company has various operating leases expiring at various dates. Most of the leases contain automatic renewal options of one-year periods unless notice of cancellation is provided by the Company. The Company has elected the short-term lease recognition exemption for all applicable operating Leases. Leases with an initial term of 12 months or less, that do not include an option to purchase the underlying asset that we are reasonably certain to exercise, are not recorded on the balance sheet. As of December 31, 2020 various leases were in their final three-year renewal periods. For the year ended December 31, 2021 there were no leases with remaining or initial terms in excess of 12 months. Some of the leases have a minimum payment and/or are contingent on users and other variables, these payments are expensed as incurred. Total rental expense was $434,598 and $404,860 for the years ended December 31, 2021 and 2020, respectively.

10. MAJOR PRODUCTS

For the year ended December 31, 2021 and 2020, the Company's revenues were substantially from two product types which accounted for approximately 82% and 81% of revenues, respectively.

11. RISKS AND UNCERTAINTIES

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. COVID-19 continues to spread throughout the U.S. and the world and compliance with the various containment measures implemented by governmental authorities has impacted the Company's business, as well as the businesses of its customers, suppliers and other counterparties, and this impact could last for an indefinite period of time. There are no comparable recent events that provide guidance as to the effect of the spread of COVID-19 as a global pandemic, and as a result, the Company is unable to predict the full impact that COVID-19 will have on its results from operations, financial condition, liquidity and cash flows due to numerous uncertainties, including the duration and severity of the pandemic and containment measures.

12. FAIR FUND

Pursuant to the terms of a settlement order with the U.S. Securities and Exchange Commission and in exchange for a full and final release of claims, the Company deposited, on August 23, 2021, $249,456, into a "Fair Fund" as described in Section 308(a) of the Sarbanes-Oxley Act of 2002, which also qualifies as a qualified settlement fund established under Section 468B of the Internal Revenue Code of 1986 as amended, and Treasury Regulations § 1.468B-1 et seq. The Company is the administrator of the Fair Fund. The Fair Fund is a separate taxpayer and will file its own tax return. The balance in the Fair Fund, as of December 31, 2021, was $249,456, which amount is subject to claims. The Fair Fund balance is recorded in the Statements of Financial Condition and is included in both Cash and Other Accrued Expenses.

13. CONTINGENCIES

The Company is involved in litigation arising in the ordinary course of business. There is one outstanding claim for which the company is potentially liable. The matter is in the early stages of investigation and document discovery and the amount of liability, if any, cannot be determined with certainty. Due to the uncertainty, management does not express an opinion as to the likely outcome of the matters which is neither probable nor remote.

14. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2022, the date the financial statements were available to be issued.